UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, May 11, 2011 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 1Q11 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. The financial statements are presented according to the new Brazilian accounting standards, fully adapted to all statements issued by the Accounting Pronouncements Committee (CPC) applicable to the operations of CPFL group, which are consistent with the international accounting practices – IFRS. Comparisons are relative to 1Q10, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 1Q11 NET INCOME OF R$ 466 MILLION

Indicators (R$ Million)	1Q11	1Q10	Var.
Sales within the Concession Area - GWh - CAT 97 Effect	13,482	12,796	5.4%
Captive Market	9,983	9,841	1.4%
TUSD	3,499	2,955	18.4%
Commercialization and Generation sales - GWh	2,991	3,063	-2.3%
Gross Operating Revenue	4,510	4,251	6.1%
Net Operating Revenue	3,023	2,879	5.0%
EBITDA(1)	1,020	982	3.9%
EBITDA - proforma - "regulatory"(2)	896	829	8.1%
Net Income	466	488	-4.5%
Net Income - proforma - "regulatory"(3)	380	389	-2.3%
Investments	412	289	42.5%

Notes:

(1) EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions;

(2) EBITDA – proforma – “regulatory” considers the regulatory assets and liabilites, besides the items mentioned above;

(3) Net Income – proforma – “regulatory” considers the regulatory assets and liabilities.

1Q11 HIGHLIGHTS

•  Increase of 5.4% in sales within the concession area; disregarding the effect of CAT 97, sales would have grown 8.2%;

•  Annual Tariff Adjustments for CPFL Paulista (6.11%), effective as of April 8, 2011, and for CPFL Santa Cruz (8.01%), CPFL Leste Paulista (6.42%), CPFL Jaguari (5.22%), CPFL Sul Paulista (6.57%) and CPFL Mococa (6.84%), effective as of February 3, 2011;

•  Incorporation of CPFL Energias Renováveis through the joint venture between CPFL Energia and ERSA Energias Renováveis;

•  Acquisition of Jantus by R$ 1.5 billion, of which 210 MW in wind farms in operation and 732 MW in projects portfolio, with the possibility of acquisition of Quintanilha Machado, by R$ 70 million;

•  CPFL Energia’s rating was maintained the same, by Standard and Poor’s and Fitch Ratings, after the acquisition of Jantus and the joint venture with ERSA;

•  CPFL Energia’s simultaneous stock reverse split and split were approved, in the Extraordinary Shareholders Meeting of April 28, 2011;

•  Appreciation of 12.6% of CPFL Energia’s shares price on the BM&FBOVESPA in 1Q11, outperforming the Ibovespa (-1.0%) and the IEE (9.7%);

•  CPFL Energia was elected by Management & Excellence consulting firm, as the Most Sustainable Electricity Company in Latin America, for the 3rd consecutive year.

Conference Call with Simultaneous Translation into English (Bilingual Q&A)	Investor Relations Department
• Thursday, May 12, 2011 – 11:00 am (Brasília), 10:00 am (EST)	55-19-3756-6083 ri@cpfl.com.br www.cpfl.com.br/ir
( Portuguese: 55-11-4688-6361 (Brazil)
( English: 1-888-700-0802 (USA) and 1-786-924-6977 (Other Countries)
• Webcast: www.cpfl.com.br/ir

INDEX

1) ENERGY SALES	4
1.1) Sales within the Distributors’ Concession Area	4
1.1.1) Sales to the Captive Market	4
1.1.2) Sales by Class – Concession Area	5
1.1.3) TUSD by Distributor	5
1.2) Commercialization and Generation Sales – Excluding Related Parties	6

2) ECONOMIC-FINANCIAL PERFORMANCE	6
2.1) Operating Revenue	6
2.2) Cost of Electric Energy	7
2.3) Operating Costs and Expenses	8
2.4) Regulatory Assets and Liabilities	9
2.5) EBITDA	9
2.6) Financial Result	9
2.7) Net Income	9

3) DEBT	10
3.1) Financial Debt (Including Hedge)	10
3.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	12
3.3) Adjusted Net Debt	13

4) INVESTMENTS	14

5) CASH FLOW	15

6) DIVIDENDS	16

7) STOCK MARKET	17
7.1) Share Performance	17
7.2) Average Daily Volume	18
7.3) Ratings	18

8) CORPORATE GOVERNANCE	19

9) CURRENT SHAREHOLDERS STRUCTURE	20
9.1) Stock Reverse Split/Split and ADRs Ratio Change	20
9.2) Acquisition of Jantus	21
9.3) Joint Venture between CPFL and ERSA and creation of CPFL Renováveis	21

10) PERFORMANCE OF THE BUSINESS SEGMENTS	25
10.1) Distribution Segment	25
10.1.1) Economic-Financial Performance	25
10.1.2) Tariff Adjustment	28
10.2) Commercialization and Services Segment	29
10.3) Generation Segment	30
10.3.1) Economic-Financial Performance	30
10.3.2) Status of Generation Projects	31
10.3.3) Jantus’ Portfolio	33
10.3.4) ERSA’s Portfolio	33
10.3.5) CPFL Renováveis General View (After Transaction’s Conclusion)	34

11) ATTACHMENTS	35
11.1) Statement of Assets – CPFL Energia	35

11.2) Statement of Liabilities – CPFL Energia	36
11.3) Income Statement – CPFL Energia	37
11.4) Income Statement – Consolidated Generation Segment	38
11.5) Income Statement – Consolidated Distribution Segment	39
11.6) Economic-Financial Performance – Distributors	40
11.7) Sales to the Captive Market by Distributor (in GWh)	42

1) ENERGY SALES

1.1) Sales within the Distributors’ Concession Area

In 1Q11, sales within the concession area, achieved by the distribution segment, totaled 13,482 GWh, an increase of 8.2%.

Sales within the Concession Area - GWh
	1Q11	1Q10	Var.
Captive Market	9,983	9,841	1.4%
TUSD	3,499	2,620	33.5%
Total	13,482	12,462	8.2%

Sales to the captive market totaled 9,983 GWh, an increase of 1.4%.

The energy volume in GWh consumed by free customers in the distributors’ operational areas, billed through the Distribution System Usage Tariff (TUSD), rose by 33.5% to 3,499 GWh, reflecting the migration of customers to the free market.

São Paulo State Treasury Department Ruling CAT 97 of 05/27/09

Sales within the Concession Area - GWh - Pro-forma (CAT 97 Effect)
	1Q11	1Q10	Var.
Captive Market	9,983	9,841	1.4%
TUSD	3,499	2,955	18.4%
Total	13,482	12,796	5.4%

Worthy of note is that the 1Q10 was negatively affected by a change in the invoicing dates of certain free customers of CPFL Paulista and CPFL Piratininga, resulting in a reduction in the number of days metered, in compliance with São Paulo State Treasury Department ruling CAT 97 of 05/27/09, which altered the rules for ICMS tax payments for these companies.  This alteration, however, does not result in any change at the Operating Revenue level due to the classification as “not invoiced”. Including the volume of energy delivered for the days not invoiced in 1Q10, the volume of energy delivered (TUSD) increased 18.4%  in 1Q11 and the increase in sales within the concession area was of 5.4%.

1.1.1) Sales to the Captive Market

Captive Market - GWh
	1Q11	1Q10	Var.
Residential	3,459	3,284	5.3%
Industrial	2,565	2,831	-9.4%
Commercial	2,099	1,990	5.4%
Others	1,860	1,735	7.2%
Total	9,983	9,841	1.4%

Note: The captive market sales by distributor tables are attached to this report in item 11.8.

In the captive market, emphasis is given to the growths of the residential and commercial classes, which jointly accounted for 55.7% of total consumption by the distributors’ captive consumers:

•      Residential and commercial classes: up by 5.3% and 5.4%, respectively, favored by the accumulated effects of economic growth (increase of income levels, purchasing power of consumers and credit concessions) over recent years, partially offset by the lower temperatures.

•     Industrial class: down by 9.4%, due to the migration of customers to the free market.

1.1.2) Sales by Class – Concession Area

1.1.3) TUSD by Distributor

TUSD by Distributor - GWh
	1Q11	1Q10	Var.
CPFL Paulista	1,742	1,224	42.2%
CPFL Piratininga	1,349	1,131	19.3%
RGE	356	238	49.3%
CPFL Santa Cruz	4	4	16.0%
CPFL Jaguari	16	13	21.0%
CPFL Mococa	-	-	0.0%
CPFL Leste Paulista	9	-	0.0%
CPFL Sul Paulista	23	10	133.5%
Total	3,499	2,620	33.5%

TUSD by Distributor - GWh - Pro-forma (CAT 97 Effect)
	1Q11	1Q10	Var.
CPFL Paulista	1,742	1,452	19.9%
CPFL Piratininga	1,349	1,225	10.2%
RGE	356	238	49.3%
CPFL Santa Cruz	4	4	16.0%
Other 4 Distributors (*)	48	36	34.0%
Total	3,499	2,955	18.4%

Note: (*) Comprises CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista e CPFL Sul Paulista.

1.2) Commercialization and Generation Sales – Excluding Related Parties

Commercialization and Generation Sales - GWh
	1Q11	1Q10	Var.
Total	2,991	3,063	-2.3%

Note: Exclude sales to related parties and in the CCEE. Considers Furnas (Semesa) and other generation sales outside the group, except Epasa’s sales (availability contract).

In 1Q11, commercialization and generation sales moved down by 2.3% to 2,991 GWh, mainly due to the decrease in sales through commercialization’s short-term bilateral contracts, effective in 2010. However, the sales to free customers rose, due to the increase in the number of customers in the portfolio this year.

Epasa’s sales outside the group (before the commercial start-up of Termonordeste and Termoparaíba Thermoelectric Facilities, on December 24, 2010 and January 13, 2011, respectively), which were 17 GWh in 1Q11 and 75 GWh in 1Q10, were not considered because it has an availability contract.

2) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)
	1Q11	1Q10	Var.
Gross Operating Revenues	4,509,764	4,250,781	6.1%
Net Operating Revenues	3,022,784	2,878,725	5.0%
Cost of Electric Power	(1,418,661)	(1,407,308)	0.8%
Operating Costs & Expenses	(749,966)	(629,766)	19.1%
EBIT	854,156	841,651	1.5%
EBITDA	1,019,976	981,656	3.9%
Financial Income (Expense)	(131,106)	(82,007)	59.9%
Income Before Taxes	723,050	759,644	-4.8%
NET INCOME	465,875	487,863	-4.5%

2.1) Operating Revenue

Gross operating revenue in 1Q11 reached R$ 4,510 million, representing an increase of 6.1% (R$ 259 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 4,296 million, an increase of 4.8% (R$ 196 million).

Deductions from the operating revenue were R$ 1,487 million, representing an increase of 8.4% (R$ 115 million), mainly due to the following upturns: (i) taxes on revenue (R$ 52 million); (ii) CCC and CDE sector charges (R$ 65 million); (iii) amounts related to Proinfa (R$ 5 million). The increase in the deductions from the operating revenue was partially offset by the following downturns: (i) R&D amount (R$ 2 million); and (ii) global reversal reserve - RGR (R$ 6 million).

Net operating revenue reached R$ 3,023 million in 1Q11 an increase of 5.0% (R$ 144 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 2,809 million, an increase of 3.0% (R$ 81 million).

The upturn in operating revenue was mainly caused by the following factors:

•         Increase of 40.6% (R$ 98 million) in the gross revenue of TUSD from free customers, due to the recovery in industrial activity and to the migration of captive customers to the free market;

•         Increase of 1.4% in the energy sales to the captive market;

•         Additional net revenue, in the amount of R$ 76 million: (i) from Chapecoense, due to the beginning of the contract of Foz do Chapecó Hydroelectric Facility  (of which 40% was sold to CPFL distribution companies and 11% was sold to the free market through CPFL Brasil); (ii) from CPFL Bioenergia, due to the beginning of the operations, in August 2010; and (iii) from Epasa.

The increase in operating revenue was partially offset by the following factors:

•         Reduction of 2.3% in the commercialization and generation sales, excluding related parties, partially offset the additional sales from CPFL Geração, as mentioned in the prior item.

2.2) Cost of Electric Energy

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,419 million in 1Q11, representing an increase of 0.8% (R$ 11 million):

•      The cost of electric power purchased for resale in 1Q11 was R$ 1,115 million, representing a decrease of 1.1% (R$ 12 million), due to the following effects:

         (i)   Decrease in the cost of energy from Itaipu (R$ 21 million), due to the reduction of 6.1% in the average purchase price, caused by the lower foreign exchange rates, and to the reduction of 1.8% (51 GWh) in the volume of purchased energy;

        (ii)   Decrease in the cost of energy purchased through bilateral contracts (R$ 26 million), caused by the reduction of 9.2% (817 GWh) in the volume of purchased energy, partially offsed by the increase of 7.1% in the average purchase price;

       (iii)   Decrease in the PROINFA cost (R$ 7 million), due to the 10.0% reduction in the average purchase price and the 4.8% (11 GWh) reduction in the volume of purchased energy.

Partially offsetting:

            (i)        Increase in the cost of energy purchased in the short term (R$ 27 million), due to the rise in the average purchase price and to the rise of 25.4% (260 GWh) in the volume of purchased energy;

           (ii)        Decrease in Pis and Cofins tax credits (R$ 14 million), generated from the energy purchase.

The net reduction of 619 GWh in the volume of purchased energy is due to the increase of purchases within CPFL Group.

•      Charges for the use of the transmission and distribution system reached R$ 304 million in 1Q11, an 8.4% increase (R$ 23 million), mainly due to the following factors:

            (i)        Increase in the connection charges (R$ 12 million);

           (ii)        Increase in the system service usage charges - ESS (R$ 8 million);

          (iii)        Increase in the basic network charges (R$ 5 million);

         (iv)        Increase in the reserve energy charges (R$ 3 million).

Partially offsetting:

            (i)        Increase in Pis and Cofins tax credits (R$ 5 million), generated from the charges for the use of the transmission and distribution energy purchase.

2.3) Operating Costs and Expenses

Operating costs and expenses were R$ 750 million in 1Q11, a 19.1% increase (R$ 120 million) due to the following factors:

•      The cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount), reached R$ 214 million in 1Q11, representing an increase of 42.0% (R$ 63 million). This amount has its counterpart in the “operating revenue”;

•      The PMSO item reached R$ 371 million in 1Q11, an increase of 9.2% (R$ 31 million), mainly due to the following factors (that need to be excluded for comparison purposes):

         (i)       Expenses with physical inventory of assets, in accordance with Aneel’s Resolution No. 367/09 (R$ 10 million), in the controlled companies CPFL Paulista (R$ 4.8 million), CPFL Piratininga (R$ 1.9 million), CPFL Santa Cruz (R$ 1.5 million), CPFL Sul Paulista (R$ 0.6 million), CPFL Leste Paulista (R$ 0.5 million), CPFL Mococa (R$ 0.2 million) and CPFL Jaguari (R$ 0.1 million);

        (ii)       Commercial start-up of  Foz do Chapecó Hydroelectric Facility, Baldin Thermoelectric Facility and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 6 million);

       (iii)       Reducion at CPFL Geração due to the non-recurring increase in 1Q10 caused by the premium paid by Epasa in relation to the hedge in the energy contract, reflecting the postponement in Aneel authorization (R$ 5 million).

Excluding these effects, PMSO for 1Q11 would have totaled R$ 355 million and PMSO for 1Q10 would have been R$ 335 million, an increase of 6.1% (R$ 20 million).

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

         (i)       Personnel expenses, which reported an increase of 2.3% (R$ 3 million) principally due to the following effects: (i) Collective Bargaining Agreement for 2010 (R$ 8 million) (average increase of 6.1%); and (ii) business expansion of CPFL Atende and CPFL Total;

        (ii)       Expenses with material, which registered an increase of 5.2% (R$ 1 million);

       (iii)       Out-sourced services expenses, which registered an increase of 11.3% (R$ 11 million) mainly due to the following effects:

✓  Increase in auditing and consulting expenses (R$ 3 million);

✓  Increase in expenses with delivery and collection of energy bills, mainly at CPFL Paulista (R$ 2 million) and CPFL Piratininga (R$ 1 million), due to the annual readjustments in contract prices;

✓  Business expansion of CPFL Total (R$ 2 million);

      (iv)       Other operating costs/expenses, which registered an increase of 7.0% (R$ 5 million), mainly due to the reversal, in 1Q10, of the provision for doubtful debts related to a debit with a city hall, by CPFL Paulista (R$ 6 million).

•      The Depreciation and Amortization items which represented a net increase of 16.3% (R$ 26 million), mainly due to the following effects:

            (i)   Increase at CPFL Geração (R$ 16 million), due to the commercial start-up of Foz do Chapecó Hydroelectric Facility (R$ 13.8 million), in 4Q10, and Baldin Thermoelectric Facility (CPFL Bioenergia), in 3Q10 (R$ 0.6 million);

           (ii)   Increases at CPFL Paulista (R$ 6 million) and at CPFL Piratininga (R$ 3 million), due to the new billing system amortization.

2.4) Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a net cost of R$ 153 million in 1Q10 and R$ 124 million in 1Q11. The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

2.5) EBITDA

Based on the above factors, 1Q11 EBITDA reached R$ 1,020 million, registering a 3.9% increase (R$ 38 million).

Considering the regulatory assets and liabilities, the “regulatory” EBITDA - proforma would have totaled R$ 829 million in 1Q10 and R$ 896 million in 1Q11, an increase of 8.1% (R$ 67 million).

2.6) Financial Result

The 1Q11 net financial expense was R$ 131 million, a 59.9% increase (R$ 49 million) compared with the net financial expense of R$ 82 million reported in 1Q10.

The items explaining these changes are as follows:

•         Financial Revenues: an increase of 25.4% (R$ 25 million) from R$ 100 million in 1Q10 to R$ 126 million in 1Q11, as a result of the increase in the following items: (i) monetary restatements and currency variations (R$ 10 million); (ii) increases and moratorium fines (R$ 9 million); and (iii) income from financial investments (R$ 9 million), due to the increase in the income balance and to the increase in the Selic rate.

•         Financial Expenses: an increase of 40.9% (R$ 75 million) from R$ 182 million in 1Q10 to R$ 257 million in 1Q11, mainly due to the upturn in debt charges (R$ 72 million) as a result of the increase in the CDI Interbank rate (R$ 36 million) and the increase in the debt balance. The increase in debt balance was caused, among other factors, by the commercial start-up of Foz do Chapecó Hydroelectric Facility (R$ 22.5 million), Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 10.4 million) and Baldin Thermoelectric Facility (CPFL Bioenergia) (R$ 1.2 million).

2.7) Net Income

Net income in 1Q11 was R$ 466 million, a decrease of 4.5% (R$ 22 million).

Excluding the amount related to the non-controlling shareholders, the net income would have totaled R$ 460 million, a decrease of 4.8% (R$ 23 million), compared to the net income of R$ 483 million in 1Q10.

Considering the regulatory assets and liabilities, including the effects on the financial result, (net of taxes) the “regulatory” net income - proforma would have totaled R$ 389 million in 1Q10 and R$ 380 million in 1Q11, a decrease of 2.3% (R$ 9 million).

3) DEBT

3.1) Financial Debt (Including Hedge)

CPFL Energia’s financial debt (including hedge) increased by 23.7% to R$ 9,577 million in 1Q11. The main contributing factors to the variation in the balance of financial debt were:

•         CPFL Brasil, CPFL Geração and Generation Projects: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 442 million, with the following highlights:

+      Debentures issuances by CPFL Geração (3rd Issue of R$ 264 million), Epasa (2nd Issue of R$ 204 milhões), ENERCAN (R$ 53 million) and BAESA (R$ 9 million), for debt rollover and investments funding;

+      Funding of working capital by CPFL Geração (R$ 618 million) and Foz do Chapecó (R$ 26 million);

+      Funding of BNDES financing for CPFL Geração (R$ 178 million), Foz do Chapecó (R$ 35 million), CPFL Brasil (R$ 65 million), CPFL Bioenergia (R$ 30 million) and CPFL Sul Centrais Elétricas (R$ 7 million);

+      Funding of BNB financing for Epasa (R$ 97 milhões);

-      Amortizations carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Geração (R$ 618 million);

-      Amortizations of working capital by CPFL Geração (R$ 99 million) and CERAN (R$ 4 million);

-      Amortizations of the principal of Epasa (1st Issue of R$ 230 million) and BAESA’s debentures (R$ 8 million);

-      Amortization of Inter-American Development Bank - IDB’s loan for ENERCAN (R$ 53 million);

-      Amortization of Furnas’ loan for CPFL Geração (R$ 16 million);

-      Amortizations of BNDES financing for CPFL Geração, BAESA, CERAN and ENERCAN, totaling R$ 108 million.

•         CPFL Energia and Group’s Distributors: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 1,160 million, with the following highlights:

+      Debentures issuances by CPFL Piratininga (3rd Issue of R$ 260 million and 4th Issue of R$ 280 million), for debt rollover and investments funding;

+      Funding of financing by RGE (R$ 288 million), CPFL Paulista (R$ 347 million), CPFL Piratininga (R$ 37 million), CPFL Santa Cruz (R$ 23 million), CPFL Leste Paulista (R$ 34 million), CPFL Sul Paulista (R$ 19 million), CPFL Mococa (R$ 11 million) and CPFL Jaguari (R$ 8 million);

+      Funding of working capital by CPFL Paulista (R$ 103 million);

+      Funding, net of amortizations, of BNDES financing for Group’s Distributors, totaling R$ 274 million;

-      Amortizations of the principal of CPFL Piratininga (1st Issue of R$ 200 million and 2nd Issue of R$ 100 million) and CPFL Paulista’s debentures (4th Issue of R$ 65 million);

-      Amortization carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Paulista (R$ 103 million);

-      Amortization of working capital by CPFL Piratininga (R$ 50 million).

•         Interest provision in the period, net of interest paid, in the amount of R$ 235 million.

Financial Debt - 1Q11 (R$ Thousands)
	Charges		Principal		Total
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	48	-	4,390	7,570	4,438	7,570	12,008
BNDES - Investment	13,627	-	361,503	3,022,047	375,130	3,022,047	3,397,177
BNDES - Others	983	-	91,252	121,392	92,235	121,392	213,627
Financial Institutions	60,623	24,594	70,608	1,615,844	131,231	1,640,438	1,771,669
Others	594	-	15,038	32,478	15,632	32,478	48,110
Subtotal	75,875	24,594	542,791	4,799,331	618,666	4,823,925	5,442,591

Foreign Currency
Financial Institutions	10,843	-	402,851	39,833	413,694	39,833	453,527
Subtotal	10,843	-	402,851	39,833	413,694	39,833	453,527

Debentures
CPFL Energia	3,701	-	-	450,000	3,701	450,000	453,701
CPFL Paulista	26,905	-	323,107	426,667	350,012	426,667	776,679
CPFL Piratininga	24,540	-	-	537,136	24,540	537,136	561,676
RGE	21,961	-	340,536	253,333	362,497	253,333	615,830
CPFL Leste Paulista	699	-	23,982	-	24,681	-	24,681
CPFL Sul Paulista	462	-	15,989	-	16,451	-	16,451
CPFL Jaguari	291	-	9,991	-	10,282	-	10,282
CPFL Brasil	4,768	-	164,844	-	169,612	-	169,612
CPFL Geração	26,945	-	424,574	263,203	451,519	263,203	714,722
EPASA	7,397	-	51,000	152,161	58,397	152,161	210,558
BAESA	628	-	5,734	25,804	6,362	25,804	32,166
ENERCAN	1,936	-	2,708	50,630	4,644	50,630	55,274
Subtotal	120,233	-	1,362,465	2,158,934	1,482,698	2,158,934	3,641,632

Financial Debt	206,951	24,594	2,308,107	6,998,098	2,515,058	7,022,692	9,537,750

Hedge	-	-	-	-	38,261	563	38,824

Financial Debt Including Hedge	-	-	-	-	2,553,319	7,023,255	9,576,574
Percentage on total (%)	-	-	-	-	26.7%	73.3%	100%

With regard to financial debt, it is worth noting that R$ 7,023 million (73.3% of the total) are considered long term, and R$ 2,553 million (26.7% of the total) are considered short term.

3.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 10,139 million in 1Q11, growth of 19.9%. The nominal average cost of debt rose from 9.1% p.a. in 1Q10 to 10.9% p.a. in 1Q11, due to the upturn in the CDI interbank rate (from 9.0% to 10.4%), and in the IGP-M (from 1.9% to 10.9%) (accrued rates in the last 12 months).

	R$	Swap
	Million

	409	104.98% of CDI
Banking	153	106.0% of CDI
Hedge	75	138.8% of CDI
6.5%	23	105.95% of CDI

Natural Hedge 0.4%	36	Revenue with foreign exchange component

As a result of the funding operations and amortizations, there was an increase in the CDI-pegged portion (from 55.2%, in 1Q10, to 59.4%, in 1Q11) and prefixed (from 1.0%, in 1Q10, to 3.6%, in 1Q11), and a decrease in the portion tied to the TJLP-indexed portion (from 33.4%, in 1Q10, to 30.4%, in 1Q11) and the IGP-M/IGP-DI (from 9.2%, in 1Q10, to 6.2%, in 1Q11).

The foreign-currency and TJLP debt would have come to 5.4% and 31.9% of the total, respectively, if banking hedge operations had been excluded. However, as we consider contracted swap operations, which convert the indexation of debt in foreign-currency and TJLP to the CDI, the effective foreign-currency and TJLP debt is 0.4% (all of this possesses a natural hedge) and 30.4%, respectively.

3.3) Adjusted Net Debt

R$ Thousands	1Q11	1Q10	Var.
Total Debt	(10,139,301)	(8,456,012)	19.9%
(+) Available Funds	1,967,201	1,690,295	16.4%
(+) Judicial Deposit (1)	492,829	457,452	7.7%
(=) Adjusted Net Debt	(7,679,271)	(6,308,265)	21.7%

Note: (1) Related to the income tax of CPFL Paulista.

In 1Q11, adjusted net debt totaled R$ 7,679 million, an upturn of 21.7% (R$ 1,371 million).

The Company closed 1Q11 with a Net Debt / EBITDA ratio of 2.27x. Excluding the balance of the debt of CPFL Bio Formosa (Bio Formosa Thermoelectric Facility) and Santa Clara Wind Farm, which have not started generating EBITDA to the group, the Net Debt / EBITDA would have been 2.11x.

4) INVESTMENTS

In 1Q11, R$ 412 million were invested in business maintenance and expansion, of which R$ 219 million in distribution, R$ 191 million in generation and R$ 2 million in commercialization and value added services (SVA).

Listed below are some of the main investments made by CPFL Energia in each segment:

         (i)   Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

        (ii)   Generation: chiefly focused on the Foz do Chapecó Hydroelectric Facility and Epasa (Termonordeste and Termoparaíba Thermoelectric Facilities), enterprises that have already entered into commercial operation, and Bio Formosa, Bio Buriti, Bio Ipê and Bio Pedra Thermoelectric Facilities, and Santa Clara and Campo dos Ventos II Wind Farms, ongoing construction projects.

Note: Not considering the investments related to Jantus’ acquisition and joint venture with ERSA.

5) CASH FLOW

Consolidated Cash Flow (R$ Thousands)

	1Q11	Last 12M

Beginning Balance	1,562,897	1,690,295

Net Income Including Social Contribution and Income Tax	723,050	2,348,778

Depreciation and Amortization	188,171	718,157
Interest on Debts and Monetary and Foreign Exchange Restatements	182,653	669,447
Income Tax and Social Contribution Paid	(207,974)	(727,011)
Interest on Debts Paid	(138,993)	(559,911)
Others	(28,153)	(370,603)
	(4,296)	(269,921)

Total Operating Activities	718,754	2,078,857

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(412,281)	(1,923,594)
Others	15,211	4,860
Total Investment Activities	(397,070)	(1,918,734)

Financing Activities
Loans and Debentures	380,832	2,792,273
Principal Amortization of Loans and Debentures	(298,190)	(1,236,082)
Dividends Paid	(22)	(1,437,116)
Others	-	(2,292)
Total Financing Activities	82,620	116,783

Cash Flow Generation	404,304	276,906

Ending Balance - 03/31/2011	1,967,201	1,967,201

The cash flow balance closed the 1Q11 at R$ 1,967 million, 25.9% (R$ 404 million) up on the opening figure. We highlight the following factors that contributed to this variation in the cash balance:

•      Cash increase:

         (i)   Cash from operating activities in the amount of R$ 719 million;

        (ii)   Funds of loans and debentures, which exceeded amortizations by R$ 83 million.

•      Cash decrease:

         (i)   Investments (sum of “Acquisition of Property, Plant and Equipment” and “Intangibles” accounts), in the amount of R$ 412 million (detailed in item 4, “Investments”).

6) DIVIDENDS

On April 29, 2011, dividends for the 2H10 were paid to holders of common shares traded on the BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (BM&FBOVESPA). The total declared amount was R$ 486 million, corresponding to R$ 1.010190770 per share.

Adding the amount of R$ 774 million, related to the 1H10 (paid in September 2010), the total declared amount for the full year of 2010 was R$ 1,260 million, corresponding to R$ 2.619770369 per share.

On May 10, 2011, dividends for the 2H10 were paid to holders of ADRs traded on the NYSE, in an amount corresponding to US$ 1.904 per ADR.

CPFL Energia's Dividend Yield
	2H08	1H09	2H09	1H10	2H10
Dividend Yield - last 12 months (1)	7.3%	7.6%	7.9%	8.6%	6.9%

Note: (1) Based on the average of the closing quotations in each half year period.

The 2H10 dividend yield, calculated on the average of the closing quotations in the period (R$ 40.36 per share) is 2.5% (6.9% in the last 12 months).

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE).

7) STOCK MARKET

7.1) Share Performance

CPFL Energia, which has a current free float of 30.7%, is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governace.

The shares closed the quarter priced at R$ 45.40 per share and US$ 85.61 per ADR, respectively (closing price in 03/31/2011 - adjusted per dividends).

In 1Q11, the shares appreciated 12.6% on the BM&FBOVESPA and 13.8% on the NYSE, outperforming major market indexes.

In the last 12 months, the shares appreciated 36.2% on the BM&FBOVESPA and 48.8% on the NYSE, also outperforming major market indexes.

7.2) Average Daily Volume

The daily trading volume in 1Q11 averaged R$ 30.7 million, of which R$ 13.5 million on the BM&FBOVESPA and R$ 17.2 million on the NYSE, 6.4% up on 1Q10. The number of trades on the BM&FBOVESPA decreased by 1.4%, falling from a daily average of 1,387, in 1Q10, to 1,368, in 1Q11.

Note: Considers the sum of the average daily volume on the BM&FBOVESPA and the NYSE.

7.3) Ratings

CPFL Energia’s rating was maintained the same, by Standard and Poor’s and Fitch Ratings, after the acquisition of Jantus and the joint venture with ERSA.

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2010	2009	2008	2007	2006	2005
Standard & Poor's	Rating	brAA+	brAA+	brAA+	brAA-	brA+	brA
	Outlook	Stable	Stable	Stable	Stable	Positive	Positive
Fitch Ratings	Rating	AA+ (bra)	AA (bra)	AA (bra)	AA (bra)	A+ (bra)	A- (bra)
	Outlook	Stable	Positive	Positive	Stable	Stable	Stable

Note: Close-of-period positions.

8) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four principles – transparency, equity, accountability and corporate responsibility – and is adopted by all the companies in the CPFL group.

CPFL Energia is listed on the Novo Mercado of the BM&FBOVESPA and its Level III ADRs are traded on the NYSE, being submitted to arbitration at the BM&FBOVESPA’s Market Arbitration Chamber. The company's capital stock is composed of common shares only, and ensures tag-along rights equivalent to 100% of the amount paid to the controlling shareholders in the case of disposal of control.

The Company’s Board of Directors has as its objetive to define the overall business guidelines and elect the Board of Executive Officers, among other responsibilities determined by the law and the Bylaws. Its working rules are defined in the Internal Rules. The Board is composed of one independent member and six members designated by the controlling shareholders, with a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary, electing, among its members, the Chairman and the Vice-Chairman. No member may serve on the Company’s Board of Executive Officers.

The Board of Directors constituted three committees and defined its competence in a sole Internal Rules: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategies, budgets, energy purchases, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee, in accordance with the rules of the Securities and Exchange Commission (SEC). The Fiscal Council’s working rules are defined in the Internal Rules and in the Fiscal Council Guide.

The Board of Executive Officers comprises seven officers, with a two-year term of office, being admitted the reelection. It represents the Company and manages its business in accordance with the policy defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory officers.

9) CURRENT SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:     (1) Includes the 0.1% stake of the company Camargo Corrêa S.A.;

             (2) Controlling shareholders;

             (3) Comprises 13 companies: Santa Clara I, II, III, IV, V and VI, Eurus VI, Campo dos Ventos I, II, III, IV and V and Eurus V.

9.1) Stock Reverse Split/Split and ADRs Ratio Change

The reverse split of CPFL Energia’s common shares, at the ratio of 10 (ten) to 1 (one), with the simultaneous split of each share submitted to forward split, at the ratio of 1 (one) to 20 (twenty), were approved at the Extraordinary General Shareholders’ Meeting, held on April 28, 2011. The ADR ratio change, from 1 (one) ADR equivalent to 3 (three) common shares to 1 (one) ADR equivalent 2 (two) common shares, was already approved by CPFL Energia’s Board of Directors, in the meeting held on February 23, 2011.

•      Benefits:  (i) probable increase in the liquidity of the common shares and ADRs, (ii) greater access of the individual investor to the negotiations (lower stock quotation), (iii) increase of the active shareholders base, and (iv) optimization of the management of the shareholder base.

•      Timeline:

July 2011 – Commencement of trading (in the new quotation) of the common shares submitted to reverse split and split, and of the ADRs with the ratio changed;

August 2011 – Payment of common shares fractions.

9.2) Acquisition of Jantus

On April 07, 2011, CPFL Energia announced that through its subsidiary CPFL Brasil (“Purchaser”), it has entered into an agreement with Liberty Mutual Insurance Company ("Liberty"), Citi Participações e Investimentos Ltda. ("Citi"), an investment fund managed by Black River Asset Management LLC, Carbon Capital Markets Limited, which holds its interest in Jantus on behalf of its parent company Trading Emissions PLC, Matthew Alexander Swiney, and other minority shareholders (together, “Sellers”) to acquire 100% of the quotas of Jantus SL (“Jantus”), and to potentially acquire another company to be organized by the Sellers through a corporate reorganization in Jantus (“Jantus II”, and together with Jantus, “Companies”).

Currently, Jantus owns SIIF Énergies do Brasil Ltda., and SIIF Desenvolvimento de Projetos de Energia Eólica Ltda. (together “SIIF”). SIIF owns (i) four wind farms in operation (Formosa, Icaraizinho, Paracuru and SIIF Cinco) located in the State of Ceará, with a total installed capacity of 210 MW and 20-year power purchase agreements ("PPA") with Eletrobras through the PROINFA program (“Wind Farms in Operation”); (ii) a wind farm project located in the State of Rio de Janeiro with a potential installed capacity of 135 MW and also with a long-term PPA with Eletrobrás through the PROINFA program (“Quintanilha Machado”); and (iii) a portfolio of several wind farms projects with total potential installed capacity of 732 MW in the States of Ceará and Piauí out of which 412 MW are already certified and eligible for participation in upcoming energy auctions (“Projects Portfolio”).

Jantus will be reorganized so that it indirectly owns all projects and operating assets owned by its subsidiaries other than Quintanilha Machado, which will become a subsidiary of Jantus II, and whose purchase is subject to certain conditions precedent.

The acquisition price for Jantus (comprising Wind Farms in Operation and the Projects Portfolio) is R$ 950 million, in addition, the Purchaser will assume a net debt of R$ 544.2 million. The conditional acquisition price of Jantus II is R$ 70 million with no assumption of debt. Once both transactions are completed, they represent a combine Enterprise Value of R$ 1,564.2 million. The values above will be adjusted based on the amount of net indebtedness and working capital of Jantus and Jantus II at closing. The closing of both transactions are subject to certain conditions as per the SPA, including the approval by all required regulatory authorities.

9.3) Joint Venture between CPFL and ERSA and creation of CPFL Renováveis

On April 19, 2011, CPFL Energia and ERSA – Energias Renováveis S.A. (”ERSA”) announced that CPFL Energia and its controlled companies CPFL Geração and CPFL Brasil (“CPFL Brasil”) (jointly “CPFL”) and ERSA’s shareholders, have entered, on the date hereof, into an Joint Venture Agreement (the “Agreement”) setting forth the terms and conditions under which they intend to ally renewable energy assets and projects owned by CPFL and ERSA in Brazil (the “Joint Venture”), such being considered wind farms, small hydro power plants (“PCHs”) and biomass thermoelectric power plants (the “Assets”).

In general terms, the Joint Venture will comprise the following steps, with closing estimated to August/September 2011:

         (i)   CPFL Geração will perform the segregation of the PCHs currently comprising its assets and which are under its operation, transferring them to special purpose vehicles under its direct control (the “PCH Companies”);

        (ii)   CPFL Geração and CPFL Brasil will incorporate a new holding company  (“New CPFL”), in the capacity of its sole shareholders, to which all their Assets, including the PCH Companies will be transferred;

       (iii)   ERSA shall merge with New CPFL, causing CPFL Geração and CPFL Brasil to become part of the controlling block of ERSA as its majority shareholders, holding, jointly, 63.6% of the total and voting stock of ERSA, while ERSA’s existing shareholders will hold 36.4%; and

      (iv)   Simultaneously with the merger described above, ERSA shall have its corporate name changed to CPFL Energias Renováveis S.A. (“CPFL Renováveis”).

The exchange ratio between ERSA’s shares and New CPFL’s shares, for purposes of the merger, is based on ERSA’s economic value and on the economic value of the Assets owned by CPFL and which will be contributed to New CPFL, which shall be confirmed by appraisal reports prepared by expert companies, pursuant to applicable regulations. In the context of the Joint venture, the assets involved were evaluated at R$ 4.5 billion (Equity Value).

The terms and conditions of the merger will be submitted to approval by the Shareholders Meeting of the parties, as required under applicable laws. The documents necessary for the deliberation on such transaction will be made available to the market in due course, pursuant to CVM Rule No. 319/99 (as amended).

The Joint Venture is subject to certain conditions set forth in the Agreement, including authorizations from regulatory bodies and corporate reorganization of the companies controlled by CPFL, as well as compliance with the terms and conditions already informed through the material fact notice disclosed on April 7, 2011, related to the acquisition of the SIIF assets by CPFL.

•      Transaction Purposes:

The purpose of the transaction is to create an independent company, with a diversified asset portfolio of high quality on renewable energies with a fast growth plan:

  One of the biggest players on renewable energy in Latin America;
  Portfolios and complementary expertises, with risk minimizing;
  Excellent track record history;
  Quality shareholders and management board;
  Operational synergies and possible growth through consolidation.

•      Transaction’s Estimated Timeline:

  May 04, 2011: protocol at ANEEL and BNDES;
  July-September 2011: approval by the competent bodies;
  August-September 2011: corporate reorganizations, merger by ERSA and conclusion of CPFL Renováveis.

•      Initial Cash Inflow:

CPFL will make an initial cash inflow corresponding to R$ 250 million and ERSA will cash R$ 321 million.

•      CPFL Renováveis Portfolio:

(estimated position in August 2011)

CPFL Renováveis
Base - August 2011
Operating
	PCH	Wind	Biomass	TOTAL
ERSA	155	-	-	155
CPFL	124	210	160	494
TOTAL	278	210	160	648

Under Construction
	PCH	Wind	Biomass	TOTAL
ERSA	20	78	-	98
CPFL	-	218	70	288
TOTAL	20	296	70	386

Under Preparation for Construction and Development
	PCH	Wind	Biomass	TOTAL
TOTAL	508	1,472	1,361	3,341

TOTAL CPFL Renováveis
	PCH	Wind	Biomass	TOTAL
TOTAL	806	1,978	1,591	4,375

Note: Consider Jantus' assets, including Quintanilha Machado.

Source: ERSA - IR. Preliminary figures. Subject to approval of the competent bodies.

When all the steps regarding regulatory approvals and corporate restructurings are concluded, CPFL Energias Renováveis’ Assets portfolio will total 1,034 MW of power (473 average-MW of assured energy/guaranteed power output), of which 33 PCHs (278 MW), 4 wind farms (210 MW) and 4 biomass thermoelectric power plants (160 MW) operating, 1 PCH (20 MW), 12 wind farms (296 MW) and 1 biomass thermoelectric power plant (70 MW) under construction. Further, CPFL Energias Renováveis will own around 3,341 MW of assets under preparation for construction and development.

Adding the assets that are operating, under construction and under preparation for construction, they shall sum 4,375 MW of power.

Mix by source – operation, construction and preparation/development (MW)

•      Corporate Structure After the Joint Venture

(estimated position by the closing of the transaction)

Source: ERSA - IR. Preliminary figures. Subject to approval of the competent bodies.

The conclusion of this Joint Venture shall result in the creation of a company with 1,034 MW of power operating and under construction with remarkable presence within the three main technologies developed in the country – PCHs, biomass thermoelectric power plants and wind farms – and with strong performance in the development, preparation, construction and operation of power generation plants.

10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Thousands)
	1Q11	1Q10	Var.
Gross Operating Revenues	4,062,645	3,876,468	4.8%
Net Operating Revenues	2,618,844	2,535,736	3.3%
Cost of Electric Power	(1,434,010)	(1,401,378)	2.3%
Operating Costs & Expenses	(600,019)	(499,064)	20.2%
EBIT	584,814	635,294	-7.9%
EBITDA	654,415	696,128	-6.0%
Financial Income (Expense)	(30,774)	(18,645)	65.1%
Income Before Taxes	554,040	616,649	-10.2%
NET INCOME	365,002	407,195	-10.4%

Note: The distributors’ financial performance tables are attached to this report in item 11.6.

Operating Revenue

Gross operating revenue in 1Q11 reached R$ 4,063 million, representing an increase of 4.8% (R$ 186 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 3,849 million, an increase of 3.3% (R$ 123 million).

Deductions from the operating revenue were R$ 1,444 million, representing an increase of 7.7% (R$ 103 million), mainly due to the following upturns: (i) taxes on revenue (R$ 42 million); (ii) CCC and CDE sector charges (R$ 65 million); and (iii) amounts related to Proinfa (R$ 5 million). The increase in the deductions from the operating revenue was partially offset by the following downturns: (i) global reversal reserve - RGR (R$ 7 million); and (ii) R&D amount (R$ 2 million).

Net operating revenue reached R$ 2,619 million in 1Q11 an increase of 3.3% (R$ 83 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 2,405 million, an increase of 0.8% (R$ 20 million).

The upturn in operating revenue was mainly caused by the following factors:

•         Increase of 39.8% (R$ 96 million) in the gross revenue of TUSD from free customers, due to the recovery in industrial activity and to the migration of captive customers to the free market;

•         Increase of 1.4% in the energy sales to the captive market.

Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,434 million in 1Q11, representing an increase of 2.3% (R$ 33 million):

•      The cost of electric power purchased for resale in 1Q11 was R$ 1,144 million, representing an increase of 1.3% (R$ 15 million), due to the following effects:

            (i)        Increase in the cost of energy purchased through bilateral contracts (R$ 2 million), caused by the increase of 1.5% in the average purchase price, partially offsed by the decrease of 1.3% (97 GWh) in the volume of purchased energy;

           (ii)        Increase in the cost of energy purchased in the short term – CCEE (R$ 27 million), due to the rise of 2.9% in the average purchase price and to the rise of 21.1% (211 GWh) in the volume of purchased energy;

          (iii)        Decrease in Pis and Cofins tax credits (R$ 13 million), generated from the energy purchase.

 Partially offsetting:

            (i)        Decrease in the cost of energy from Itaipu (R$ 21 million), due to the reduction of 6.1% in the average purchase price, caused by the lower foreign exchange rates, and to the reduction of 1.8% (51 GWh) in the volume of purchased energy;

           (ii)        Decrease in the PROINFA cost (R$ 7 million), due to the 10.0% reduction in the average purchase price and the 4.8% (11 GWh) reduction in the volume of purchased energy.

•      Charges for the use of the transmission and distribution system reached R$ 290 million in 1Q11, a 6.6% increase (R$ 18 million), mainly due to the following factors:

            (i)        Increase in the system service usage charges - ESS (R$ 8 million);

           (ii)        Increase in the basic network charges (R$ 5 million);

          (iii)        Increase in the reserve energy charges (R$ 3 million).

         (iv)        Increase in the charges for the transmission and distribution system (R$ 3 million);

          (v)        Increase in the connection charges (R$ 2 million);

         (vi)        Increase in the Itaipu transportation charges (R$ 1 million).

Partially offsetting:

            (i)        Increase in Pis and Cofins tax credits (R$ 4 million), generated from the charges for the use of the transmission and distribution energy purchase.

Operating Costs and Expenses

Operating costs and expenses were R$ 600 million in 1Q11, a 20.2% increase (R$ 101 million) due to the following factors:

•      The cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount), reached R$ 214 million in 1Q11, representing an increase of 42.0% (R$ 63 million). This amount has its counterpart in the “operating revenue”;

•      The PMSO item reached R$ 317 million in 1Q11, an increase of 10.1% (R$ 29 million), mainly due to the following factor (that needs to be excluded for comparison purposes):

            (i)        Expenses with physical inventory of assets, in accordance with Aneel’s Resolution No. 367/09 (R$ 10 million), in the controlled companies CPFL Paulista (R$ 4.8 million), CPFL Piratininga (R$ 1.9 million), CPFL Santa Cruz (R$ 1.5 million), CPFL Sul Paulista (R$ 0.6 million), CPFL Leste Paulista (R$ 0.5 million), CPFL Mococa (R$ 0.2 million) and CPFL Jaguari (R$ 0.1 million).

Excluding this effect, PMSO for 1Q11 would have totaled R$ 307 million and PMSO for 1Q10 would have been R$ 288 million, an increase of 6.8% (R$ 19 million).

The principal factors explaining the variation in PMSO, following the exclusion of the effect already mentioned were:

         (i)       Expenses with material, which registered an increase of 9.9% (R$ 1 million);

        (ii)       Out-sourced services expenses, which registered an increase of 14.2% (R$ 12 million), due, among olther factors, to the following effects:

✓  Increase in auditing and consulting expenses (R$ 4 million);

✓  Increase in expenses with delivery and collection of energy bills, mainly at CPFL Paulista (R$ 2 million) and CPFL Piratininga (R$ 1 million), due to the annual readjustments in contract prices.

       (iii)       Other operating costs/expenses, which registered an increase of 9.7% (R$ 6 million), mainly due to the reversal, in 1Q10, of the provision for doubtful debts related to a debit with a city hall, by CPFL Paulista (R$ 6 million).

•      The Depreciation and Amortization items which represented a net increase of 10.9% (R$ 9 million), mainly due to the increases at CPFL Paulista (R$ 6 million) and at CPFL Piratininga (R$ 3 million), due to the new billing system amortization.

Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a net cost of R$ 153 million in 1Q10 and R$ 124 million in 1Q11. The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

EBITDA

Based on the above factors, 1Q11 EBITDA reached R$ 654 million, registering a 6.0% decrease (R$ 42 million).

Considering the regulatory assets and liabilities, the “regulatory” EBITDA - proforma would have totaled R$ 543 million in 1Q10 and R$ 530 million in 1Q11, a decrease of 2.3% (R$ 13 million).

Financial Result

The 1Q11 net financial expense was R$ 31 million, a 65.1% increase (R$ 12 million) compared with the net financial expense of R$ 19 million reported in 1Q10.

The items explaining these changes are as follows:

•         Financial Revenues: an increase of 25.5% (R$ 19 million) from R$ 73 million in 1Q10 to R$ 92 million in 1Q11, as a result of the increase in the following items: (i) increases and moratorium fines (R$ 9 million); (ii) income from financial investments (R$ 7 million); and (iii) monetary restatements and currency variations (R$ 5 million).

•         Financial Expenses: an increase of 33.5% (R$ 31 million) from R$ 92 million in 1Q10 to R$ 123 million in 1Q11, mainly due to the upturn in debt charges (R$ 37 million) as a result of the increase in the CDI Interbank rate and the increase in the debt balance.

Net Income

Net income in 1Q11 was R$ 365 million, a decrease of 10.4% (R$ 42 million).

Considering the regulatory assets and liabilities, including the effects on the financial result, (net of taxes) the “regulatory” net income - proforma would have totaled R$ 309 million in 1Q10 and R$ 280 million in 1Q11, a decrease of 9.5% (R$ 29 million).

10.1.2) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

10.1.2.1) CPFL Piratininga

Aneel Ratifying Resolution 1,075 of October 19 2010 readjusted electric energy tariffs of CPFL Piratininga by 10.11%, made up of 8.59% with respect to the Tariff Readjustment and 1.52% with respect to external financial components to the Annual Tariff Readjustment, corresponding to an average effect of +5.66% on consumer billings. The new tariffs come into effect on October 23 2010.

10.1.2.2) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 3 2011, Aneel published in the Federal Official Gazette, the Annual Tariff Readjustment Indices for 2011 for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, effective from the same date, as shown in the table at the end of item “11.1.2.5”.

10.1.2.3) CPFL Paulista

Aneel Ratifying Resolution 1,130 of April 5 2011 readjusted the electricity energy tariffs at CPFL Paulista by 7.38%, 6.11% relative to the Tariff Readjustment and 1.26% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an annual impact of 7.23% on the billings of captive consumers. The new tariffs come into effect on April 8 2011 and will remain in force until April 7 2012.

Prior readjustment:

Aneel Ratifying Resolution 961 of April 6 2010 readjusted the electricity energy tariffs at CPFL Paulista by 2.70%, 1.55% relative to the Tariff Readjustment and 1.15% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an annual impact of -5.69% on the billings of captive consumers. The new tariffs come into effect on April 8 2010 and will remain in force until April 7 2011.

10.1.2.4) RGE

Aneel Ratifying Resolution 1,009 of June 15 2010 readjusted the electricity energy tariffs at RGE by 12.37%, 1.72% relative to the Tariff Readjustment and 10.65% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.96% on the billings of captive consumers. The new tariffs come into effect on June 19 2010 and will remain in force until June 18 2011.

Aneel Ratifying Resolution 957 of March 30 2010 amended RGE’s contractual readjustment and tariff review date, extending to June 18 2010 the electric energy tariffs for the concessionaire as set forth in Ratifying Resolution 810 of April 14 2009. (On April 14 2009, in accordance with Ratifying Resolution 810, Aneel readjusted RGE’s electric energy tariffs by 18.95%, 10.44% relative to the Tariff Readjustment and by 8.50% with respect to the financial components external to the Annual Tariff Readjustment).

10.1.2.5) Table with Adjustments

The adjustments are presented per distributor in the following table:

Annual Tariff Adjustment Index (IRT)	CPFL Paulista	RGE	CPFL Piratininga	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Term >>>>>>	04/08/2011	06/19/2010	10/23/2010	02/03/2011	02/03/2011	02/03/2011	02/03/2011	02/03/2011
Economic IRT	6.11%	1.72%	8.59%	8.01%	6.42%	5.22%	6.57%	6.84%
Financial Components	1.26%	10.65%	1.52%	15.61%	1.34%	0.25%	1.45%	2.66%
Total IRT	7.38%	12.37%	10.11%	23.61%	7.76%	5.47%	8.02%	9.50%

10.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (R$ Thousands)
	1Q11	1Q10	Var.
Gross Operating Revenues	430,263	404,027	6.5%
Net Operating Revenues	380,236	360,812	5.4%
EBITDA	92,036	95,644	-3.8%
NET INCOME	60,460	63,717	-5.1%

Operating Revenue

In 1Q11, gross operating revenue reached R$ 430 million, representing an increase of 6.5% (R$ 26 million), while net operating revenue moved up by 5.4% (R$ 19 million) to R$ 380 million.

EBITDA

In 1Q11, EBITDA totaled R$ 92 million, a decrease of 3.8% (R$ 4 million).

Net Income

In 1Q11, net income amounted to R$ 60 million, down by 5.1% (R$ 3 million).

10.3) Generation Segment

10.3.1) Economic-Financial Performance

Consolidated Income Statement - Generation (R$ Thousands)
	1Q11	1Q10	Var.
Gross Operating Revenues	365,055	262,429	39.1%
Net Operating Revenues	342,625	248,324	38.0%
Cost of Electric Power	(25,229)	(19,122)	31.9%
Operating Costs & Expenses	(96,087)	(77,250)	24.4%
EBIT	221,309	151,952	45.6%
EBITDA	279,733	194,699	43.7%
Financial Income (Expense)	(94,263)	(61,404)	53.5%
Income Before Taxes	127,046	90,548	40.3%
NET INCOME	86,676	57,869	49.8%

Operating Revenue

In 1Q11, gross operating revenue reached R$ 365 million, representing an increase of 39.1% (R$ 103 million), while net operating revenue moved up by 38.0% (R$ 94 million) to R$ 343 million.

The increase in the net operating revenue was chiefly due to the additional revenue, in the amount of R$ 76 million: (i) from Chapecoense, due to the beginning of the contract of Foz do Chapecó Hydroelectric Facility  (of which 40% was sold to CPFL distribution companies and 11% was sold to the free market through CPFL Brasil); (ii) from CPFL Bioenergia, due to the beginning of the operations, in August 2010; and (iii) from Epasa (Termonordeste and Termoparaíba Thermoelectric Facilities).

Cost of Electric Power

In 1Q11, the cost of electric power increased 31.9% (R$ 6 million) to R$ 25 million, chiefly due to the expenses increment with the acquisition of energy by Chapecoense and by CPFL Bioenergia (R$ 9 million), partially offset by the reduction of expenses related to Epasa energy purchase, due to the beginning of operations of its facilities, on December 24, 2010 and January 13, 2011 (R$ 4 million).

Operating Costs and Expenses

In 1Q11, operating costs and expenses moved up by 24.4% (R$ 19 million) to R$ 96 million, chiefly due to the following factors:

•      The PMSO item, which reached R$ 38 million, an increase of 9.2% (R$ 3 million) , chiefly due to the following factors:

✓  The Personnel Expenses item, which reached R$ 11 million, an increase of 29.4% (R$ 2 million), mainly due to: (i) the commercial start-up of  Foz do Chapecó Hydroelectric Facility and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 1 million); and (ii) Collective Bargaining Agreement for 2010;

✓  The Outsourced Services Expenses item, which reached R$ 9 million, an increase of 54.0% (R$ 3 million), mainly due to: the commercial start-up of  Foz do Chapecó Hydroelectric Facility, Baldin Thermoelectric Facility and Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 2 million).

Partially offsetting:

✓  The Other Operating Costs/Expenses item, which reached R$ 17 million, a decrease of 13.2% (R$ 3 million), mainly due to the non-recurring increase in 1Q10 caused by the premium paid by Epasa in relation to the hedge in the energy contract, reflecting the postponement in Aneel authorization (R$ 5 million).

•      The Depreciation and Amortization item, which reached R$ 54 million, an increase of 40.3% (R$ 16 million), mainly due to the commercial start-up of Foz do Chapecó Hydroelectric Facility (R$ 13.8 million), in 4Q10, and Baldin Thermoelectric Facility (CPFL Bioenergia), in 3Q10 (R$ 0.6 million).

EBITDA

In 1Q11, EBITDA was R$ 280 million, an increase of 43.7% (R$ 85 million).

Financial Result

In 1Q11, net financial expense was R$ 94 million, up by 53.5% (R$ 33 million). The items explaining these changes are as follows:

•      Financial Revenues: moved from R$ 8 million in 1Q10 to R$ 20 million in 1Q11 (R$ 12 million increase), chiefly due to the upturn in revenue from financial investments (R$ 11 million), as a result of the increase in the balance of financial investments;

•      Financial Expenses: moved from R$ 69 million in 1Q10 to R$ 114 million in 1Q11 (R$ 45 million increase), chiefly due to the increase in the debt charges (R$ 53 million), as a result of: (i) the increase in the CDI Interbank rate; (ii) the increase in the debt balance; and (iii) the commercial start-up of Foz do Chapecó Hydroelectric Facility (R$ 22.5 million), Epasa - Termonordeste and Termoparaíba Thermoelectric Facilities (R$ 10.4 million) and Baldin Thermoelectric Facility (CPFL Bioenergia) (R$ 1.2 million).

The increase in the financial expenses was partially offset by the reducion in the monetary restatements and currency variations (R$ 10 million), due, among other factors, to the Enercan debt with Inter-American Development Bank (IDB) in 1Q10 (R$ 5 million).

Net Income

In 1Q11, net income was R$ 87 million, an increase of 49.8% (R$ 29 million).

10.3.2) Status of Generation Projects

Bio Buriti Thermoelectric Facility (CPFL Bio Buriti)

Bio Buriti Thermoelectric Facility, located at Buritizal (São Paulo State), is under construction (70% of works completed – March 2011). Commercial start-up is scheduled for 2Q11. The estimated investment in the project is of R$ 135 million. The installed capacity is of 50 MW, with 21.2 MW of energy exported to CPFL Brasil, during the harvest season.

Bio Ipê Thermoelectric Facility (CPFL Bio Ipê)

Bio Ipê Thermoelectric Facility, located at Nova Independência (São Paulo State), is under construction (54% of works completed – March 2011). Commercial start-up is scheduled for 2Q11. The estimated investment in the project is of R$ 26 million. The installed capacity is of 25 MW, with 8.4 MW of energy exported to CPFL Brasil, during the harvest season.

Bio Formosa Thermoelectric Facility (CPFL Bio Formosa)

Bio Formosa Thermoelectric Facility, located at Paraíba State, is under construction (88% of works completed – March 2011). Commercial start-up is scheduled for 3Q11. The estimated investment in the project is of R$ 127 million. The installed capacity is of 40 MW and the assured power is of 16 average-MW. Approximately 70% of the energy was sold in the A-5 Auction occurred in 2006 (price: R$ 179.10/MWh – December 2010) and the remaining energy will be sold to the free market.

Bio Pedra Thermoelectric Facility (CPFL Bio Pedra)

Bio Ipê Thermoelectric Facility, located at Serrana (São Paulo State), is under construction (15% of works completed – March 2011). Commercial start-up is scheduled for 2Q12. The estimated investment in the project is of R$ 205 million. The installed capacity is of 70 MW and the assured power is of 24 average-MW. The energy was sold in the 3rd Reserve Energy Auction occurred in August 2010 (price: R$ 145.48/MWh).

Santa Clara I, II, III, IV, V and VI and Eurus VI Wind Farms

Santa Clara I, II, III, IV, V and VI and Eurus VI Wind Farms, located at Rio Grande do Norte State, are under construction (17% of works completed – March 2011). Start-up is scheduled for 3Q12. The total investment in the project is of R$ 801 million. The installed capacity is of 188 MW and the assured power is of 76 average-MW. The energy was sold in the Reserve Auction occurred in December 2009 (price: R$ 159.00/MWh – December 2010).

Campo dos Ventos II Wind Farm

The start-up of Campo dos Ventos II Wind Farm, located at Rio Grande do Norte State, is scheduled for 3Q13. The total investment in the project is of R$ 127 million. The installed capacity is of 30 MW and the assured power is of 14 average-MW. The energy was sold in the Reserve Auction occurred in August 2010 (price: R$ 126.19/MWh).

Campo dos Ventos I, III, IV and V and Eurus V Wind Farms

The start-up of Campo dos Ventos I, III, IV and V and Eurus V Wind Farms, located at Rio Grande do Norte State, is scheduled for 3Q13. The beginning of construction is scheduled for 3Q11, after ANEEL’s authorization. The total investment in the project is of R$ 600 million. The installed capacity is of 150 MW and the guaranteed power output is of 64.6 average-MW. The energy will be sold to the free market, through CPFL Brasil.

10.3.3) Jantus’ Portfolio

(Acquisition announced on 04/07/2011 – see item 9.2)

•      Characteristics of the Wind Farms operating (210 MW):

10.3.4) ERSA’s Portfolio

(Joint Venture with CPFL announced on 04/19/2011 – see item 9.3)

ERSA’s assets will be aggregated to CPFL’s portfolio (PCHs, biomass thermoelectric power plants and wind farms) and will compose CPFL Renováveis, with the transaction’s conclusion estimated for August-September 2011.

Operating

OPERATING
ASSETS	Location	Operating Start-up	Installed Capacity (MW)	Assured Energy (Average MW)*	Contract	Average Price (R$/MWh)	Price Database	Term	Index
Alto Irani PCH	Santa Catarina	Sep-08	21.0	13.7	Proinfa	176.18	Jan-11	20 years	IGP-M
Arvoredo PCH	Santa Catarina	Apr-10	13.0	7.2	Auction	157.18	Jan-11	30 years	IPCA
Barra da Paciência PCH	Minas Gerais	Mar-11	23.0	13.6	Free Mkt	N/A	Jan-11	N/A	N/A
Cocais Grande PCH	Minas Gerais	Mar-09	10.0	5.3	Proinfa	176.18	Jan-11	20 years	IGP-M
Corrente Grande PCH	Minas Gerais	Feb-11	14.0	8.1	Free Mkt	N/A	Jan-11	N/A	N/A
Ninho da Águia PCH	Minas Gerais	Jan-11	10.0	6.0	Free Mkt	N/A	Jan-11	N/A	N/A
Paiol PCH	Minas Gerais	Mar-10	20.0	13.8	Free Mkt	N/A	Jan-11	N/A	N/A
Plano Alto PCH	Santa Catarina	Feb-08	16.0	10.3	Proinfa	176.18	Jan-11	20 years	IGP-M
São Gonçalo PCH	Minas Gerais	Jun-10	11.0	7.6	Free Mkt	N/A	Jan-11	N/A	N/A
Varginha PCH	Minas Gerais	Oct-10	9.0	5.4	Auction	157.18	Jan-11	30 years	IPCA
Várzea Alegre PCH	Minas Gerais	Apr-11	7.5	4.4	Free Mkt	N/A	Jan-11	N/A	N/A
TOTAL			154.5	95.4

(*) Expectation of reviewing these values by ANEEL, with a total increase of 0.8 average MW
Source: ERSA - IR. Preliminary figures. Subject to approval of the competent bodies.

Under Construction

UNDER CONSTRUCTION
ASSETS	Location	Operating Start-up	Installed Capacity (MW)	Assured Energy (Average MW)	Contract	Average Price (R$/MWh)	Price Database	Term	Index
Salto Góes PCH	Santa Catarina	Mar-13	20.0	11.1	Auction	151.43	Jan-11	30 years	IPCA
Macacos I Wind Farm	Rio Grande do Norte	Sep-13	78.2	37.1	Auction	137.25	Jan-11	20 years	IPCA
TOTAL			98.2	48.2
Source: ERSA - IR. Preliminary figures. Subject to approval of the competent bodies.

Indebtedness

INDEBTEDNESS - 12/31/2010
ASSETS	Outstanding Balance (R$ thousands)	Annual Remuneration	Amortization Conditions
Alto Irani SPC	53,958	CDI + 0.40% p.a. (half-yearly payments)	Annual installments (from Dec/10 to Dec/14)
Plano Alto SPC	40,325
SUBTOTAL	94,283
Arvoredo SPC	45,977	TJLP + 1.95% p.a.	168 monthly installments as of December 2010
Barra da Paciência SPC	73,769		168 monthly installments as of June 2011
Cocais Grande SPC	33,850		168 monthly installments as of October 2009
Corrente Grande SPC	52,534		168 monthly installments as of June 2011
Ninho da Águia SPC	34,465		168 monthly installments as of June 2011
Paiol SPC	80,244		168 monthly installments as of November 2010
São Gonçalo SPC	44,458		168 monthly installments as of January 2011
Varginha SPC	27,831		168 monthly installments as of June 2011
Várzea Alegre SPC	25,965		168 monthly installments as of June 2011
SUBTOTAL	419,093
TOTAL	513,376
Source: ERSA - IR. Preliminary figures. Subject to approval of the competent bodies.

10.3.5) CPFL Renováveis General View (After Transaction’s Conclusion)

•      Estimated Evolution of the Installed Capacity and Assured Energy/Guaranteed Power Output of CPFL Renováveis:

Note: considers the review by ANEEL, on April 20, 2011, of the assured energy of the Varginha PCH (from 4.4 to 5.39 average MW).

Source: ERSA - IR. Preliminary figures. Subject to approval of the competent bodies.

11) ATTACHMENTS

11.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	03/31/2011	12/31/2010	03/31/2010

CURRENT ASSETS
Cash and Cash Equivalents	1,967,201	1,562,897	1,690,295
Consumers, Concessionaries and Licensees	1,854,718	1,816,073	1,796,811
Financial Investments	42,929	42,533	39,615
Recoverable Taxes	198,106	193,020	174,612
Derivatives	189	244	9,839
Materials and Supplies	29,176	24,856	16,735
Leases	4,807	4,754	3,189
Other Credits	391,979	253,812	186,894
TOTAL CURRENT ASSETS	4,489,104	3,898,190	3,917,990

NON-CURRENT ASSETS
Consumers, Concessionaries and Licensees	194,227	195,738	211,301
Judicial Deposits	938,884	890,685	828,241
Financial Investments	64,437	72,823	75,394
Recoverable Taxes	146,092	138,966	112,504
Derivatives	8	82	100
Deferred Taxes	1,109,579	1,183,460	1,203,285
Leases	25,577	26,315	22,688
Concession Financial Assets	1,016,709	934,646	705,573
Employee Pension Plans	5,800	5,800	10,417
Investments at Cost	116,654	116,654	116,534
Other Credits	245,617	222,100	239,573
Property, Plant and Equipment	5,929,223	5,786,465	5,304,625
Intangible	6,559,794	6,584,874	6,106,339
TOTAL NON-CURRENT ASSETS	16,352,602	16,158,607	14,936,574

TOTAL ASSETS	20,841,707	20,056,797	18,854,564

11.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2011	12/31/2010	03/31/2010

LIABILITIES

CURRENT LIABILITIES
Suppliers	1,100,624	1,047,385	995,395
Accrued Interest on Debts	86,718	40,516	85,761
Accrued Interest on Debentures	120,233	118,066	74,838
Loans and Financing	945,642	578,867	1,339,914
Debentures	1,362,464	1,509,958	499,831
Employee Pension Plans	38,438	40,103	41,954
Regulatory Charges	128,712	123,541	100,640
Taxes, Fees and Contributions	522,544	455,248	534,505
Dividends and Interest on Equity	23,792	23,813	22,284
Accrued Liabilities	68,434	58,688	50,546
Derivatives	38,450	3,982	-
Public Utilities	17,438	17,287	16,051
Other Accounts Payable	496,032	410,869	355,025
TOTAL CURRENT LIABILITIES	4,949,522	4,428,322	4,116,744

NON-CURRENT LIABILITIES
Suppliers	-	-	31,992
Accrued Interest on Debts	24,594	29,155	14,424
Loans and Financing	4,839,164	4,917,843	3,175,181
Debentures	2,158,934	2,212,314	2,551,198
Employee Pension Plans	530,089	570,877	682,500
Taxes, Fees and Contributions	773	960	1,476
Deferred Taxes	277,359	277,767	279,429
Reserve for Contingencies	300,516	291,265	310,281
Derivatives	571	7,883	10,767
Public Utilities	426,224	429,632	411,020
Other Accounts Payable	102,020	141,124	232,403
TOTAL NON-CURRENT LIABILITIES	8,660,246	8,878,819	7,700,671

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,793,424	4,741,175
Capital Reserve	16	16	16
Profit Reserve	418,665	418,665	341,751
Additional Proposed Dividend	486,040	486,040	655,017
Revaluation Reserve	805,591	795,563	772,048
Retained Earning (Loss)	466,309	-	255,192
	6,970,046	6,493,708	6,765,199
Noncontrolling Interests	261,893	255,948	271,950
TOTAL SHAREHOLDERS' EQUITY	7,231,939	6,749,656	7,037,149

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	20,841,707	20,056,797	18,854,564

11.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	1Q11	1Q10	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,941,808	3,559,069	10.75%
Electricity Sales to Distributors	276,357	229,937	20.19%
Revenue from building the infrastructure	213,602	150,444	41.98%
Other Operating Revenues(1)	77,997	311,331	-74.95%
	4,509,764	4,250,781	6.09%

DEDUCTIONS FROM OPERATING REVENUES	(1,486,980)	(1,372,056)	8.38%
NET OPERATING REVENUES	3,022,784	2,878,725	5.00%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,114,736)	(1,126,833)	-1.07%
Electricity Network Usage Charges	(303,926)	(280,475)	8.36%
	(1,418,661)	(1,407,308)	0.81%
OPERATING COSTS AND EXPENSES
Personnel	(152,040)	(147,235)	3.26%
Material	(18,035)	(16,957)	6.35%
Outsourced Services	(121,063)	(98,877)	22.44%
Other Operating Costs/Expenses	(79,407)	(76,248)	4.14%
Cost of building the infrastructure	(213,602)	(150,444)	41.98%
Employee Pension Plans	22,351	21,802	2.52%
Depreciation and Amortization	(142,158)	(117,119)	21.38%
Amortization of Concession's Intangible	(46,013)	(44,688)	2.97%
	(749,966)	(629,766)	19.09%

EBITDA	1,019,976	981,656	3.90%

EBIT	854,156	841,651	1.49%

FINANCIAL INCOME (EXPENSE)
Financial Income	125,914	100,427	25.38%
Financial Expenses	(257,020)	(182,434)	40.88%
Interest on Equity	-	-	-
	(131,106)	(82,007)	59.87%

INCOME BEFORE TAXES ON INCOME	723,050	759,644	-4.82%

Social Contribution	(68,792)	(72,542)	-5.17%
Income Tax	(188,383)	(199,239)	-5.45%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-CONTROLLING SHAREHOLDERS' INTEREST	465,875	487,863	-4.51%

Non-Controlling Shareholders' Interest	-	-	0.00%
Reversal of Interest on Equity	-	-	-

NET INCOME	465,875	487,863	-4.51%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

11.4) Income Statement – Consolidated Generation Segment

(Pro-forma, R$ thousands)

Consolidated
	1Q11	1Q10	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	0.00%
Eletricity Sales to Distributors	364,360	259,844	40.22%
Other Operating Revenues	695	2,585	-73.10%
	365,055	262,429	39.11%

DEDUCTIONS FROM OPERATING REVENUES	(22,430)	(14,105)	59.02%
NET OPERATING REVENUES	342,625	248,324	37.98%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(10,162)	(8,556)	18.77%
Eletricity Network Usage Charges	(15,067)	(10,566)	42.60%
	(25,229)	(19,122)	31.94%
OPERATING COSTS AND EXPENSES
Personnel	(10,670)	(8,245)	29.41%
Material	(752)	(673)	11.73%
Outsourced Services	(9,249)	(6,008)	53.95%
Other Operating Costs/Expenses	(16,991)	(19,577)	-13.21%
Employee Pension Plans	621	299	107.53%
Depreciation and Amortization	(54,210)	(38,639)	40.30%
Amortization of Concession's Intangible	(4,834)	(4,407)	9.70%
	(96,087)	(77,250)	24.38%

EBITDA	279,733	194,699	43.67%

EBIT	221,309	151,952	45.64%

FINANCIAL INCOME (EXPENSE)
Financial Income	20,124	7,653	162.96%
Financial Expenses	(114,387)	(69,057)	65.64%
Interest on Equity	-	-	-
	(94,263)	(61,404)	53.51%

INCOME BEFORE TAXES ON INCOME	127,046	90,548	40.31%

Social Contribution	(10,871)	(8,710)	24.81%
Income Tax	(29,500)	(23,969)	23.07%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-CONTROLLING SHAREHOLDERS' INTEREST	86,676	57,869	49.78%

Non-Controlling Shareholders' Interest	-	-	-
Reversal of Interest on Equity	-	-	-

NET INCOME	86,676	57,869	49.78%

11.5) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	1Q11	1Q10	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,438,389	1,834,206	87.46%
Electricity Sales to Distributors	32,647	16,681	95.72%
Revenue from building the infrastructure	213,602	150,444	41.98%
Other Operating Revenues(1)	378,007	1,875,137	-79.84%
	4,062,645	3,876,468	4.80%

DEDUCTIONS FROM OPERATING REVENUES	(1,443,802)	(1,340,732)	7.69%
NET OPERATING REVENUES	2,618,844	2,535,736	3.28%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,144,497)	(1,129,666)	1.31%
Electricity Network Usage Charges	(289,514)	(271,712)	6.55%
	(1,434,010)	(1,401,378)	2.33%
OPERATING COSTS AND EXPENSES
Personnel	(127,097)	(127,158)	-0.05%
Material	(15,224)	(13,846)	9.95%
Outsourced Services	(109,220)	(87,287)	25.13%
Other Operating Costs/Expenses	(65,277)	(59,495)	9.72%
Cost of building the infrastructure	(213,602)	(150,444)	41.98%
Employee Pension Plans	21,731	21,503	1.06%
Depreciation and Amortization	(86,450)	(77,418)	11.67%
Amortization of Concession's Intangible	(4,881)	(4,919)	-0.76%
	(600,019)	(499,064)	20.23%

EBITDA	654,415	696,128	-5.99%

EBIT	584,814	635,294	-7.95%

FINANCIAL INCOME (EXPENSE)
Financial Income	92,434	73,677	25.46%
Financial Expenses	(123,208)	(92,322)	33.45%
Interest on Equity	-	-	-
	(30,774)	(18,645)	65.05%

INCOME BEFORE TAXES ON INCOME	554,040	616,649	-10.15%

Social Contribution	(50,471)	(55,933)	-9.76%
Income Tax	(138,567)	(153,521)	-9.74%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-CONTROLLING SHAREHOLDERS' INTEREST	365,002	407,195	-10.36%

Non-Controlling Shareholders' Interest	-	-	0.00%
Reversal of Interest on Equity	-	-	-

NET INCOME	365,002	407,195	-10.36%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

11.6) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	1Q11	1Q10	Var.
Gross Operating Revenues	1,997,175	1,996,595	0.0%
Net Operating Revenues	1,278,872	1,309,525	-2.3%
Cost of Electric Power	(721,958)	(700,470)	3.1%
Operating Costs & Expenses	(284,004)	(245,788)	15.5%
EBIT	272,911	363,267	-24.9%
EBITDA	297,761	381,311	-21.9%
Financial Income (Expense)	(6,501)	(5,071)	28.2%
Income Before Taxes	266,410	358,196	-25.6%
NET INCOME	175,528	236,657	-25.8%

CPFL PIRATININGA
	1Q11	1Q10	Var.
Gross Operating Revenues	1,036,261	910,582	13.8%
Net Operating Revenues	666,475	589,819	13.0%
Cost of Electric Power	(325,356)	(322,047)	1.0%
Operating Costs & Expenses	(155,317)	(113,642)	36.7%
EBIT	185,802	154,130	20.5%
EBITDA	199,204	165,943	20.0%
Financial Income (Expense)	(8,591)	(4,597)	86.9%
Income Before Taxes	177,211	149,533	18.5%
NET INCOME	116,880	98,873	18.2%

RGE
	1Q11	1Q10	Var.
Gross Operating Revenues	811,836	778,276	4.3%
Net Operating Revenues	527,625	508,417	3.8%
Cost of Electric Power	(311,550)	(307,302)	1.4%
Operating Costs & Expenses	(118,167)	(110,239)	7.2%
EBIT	97,908	90,876	7.7%
EBITDA	124,381	117,558	5.8%
Financial Income (Expense)	(14,706)	(9,364)	57.0%
Income Before Taxes	83,202	81,512	2.1%
NET INCOME	54,825	53,454	2.6%

CPFL SANTA CRUZ
	1Q11	1Q10	Var.
Gross Operating Revenues	89,058	79,721	11.7%
Net Operating Revenues	60,120	54,703	9.9%
Cost of Electric Power	(31,686)	(29,962)	5.8%
Operating Costs & Expenses	(18,138)	(15,183)	19.5%
EBIT	10,295	9,558	7.7%
EBITDA	12,429	11,479	8.3%
Financial Income (Expense)	(594)	142	-518.7%
Income Before Taxes	9,701	9,700	0.0%
NET INCOME	6,366	6,303	1.0%

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL LESTE PAULISTA
	1Q11	1Q10	Var.
Gross Operating Revenues	29,405	26,726	10.0%
Net Operating Revenues	20,597	18,210	13.1%
Cost of Electric Power	(8,500)	(8,475)	0.3%
Operating Costs & Expenses	(7,107)	(4,622)	53.8%
EBIT	4,990	5,113	-2.4%
EBITDA	5,986	6,008	-0.4%
Financial Income (Expense)	(552)	(170)	225.0%
Income Before Taxes	4,437	4,943	-10.2%
NET INCOME	2,881	3,273	-12.0%

CPFL SUL PAULISTA
	1Q11	1Q10	Var.
Gross Operating Revenues	42,243	34,919	21.0%
Net Operating Revenues	28,959	23,393	23.8%
Cost of Electric Power	(14,349)	(13,742)	4.4%
Operating Costs & Expenses	(8,447)	(4,163)	102.9%
EBIT	6,163	5,488	12.3%
EBITDA	6,925	6,143	12.7%
Financial Income (Expense)	6	179	-96.5%
Income Before Taxes	6,169	5,667	8.9%
NET INCOME	3,965	3,749	5.8%

CPFL JAGUARI
	1Q11	1Q10	Var.
Gross Operating Revenues	37,507	33,002	13.7%
Net Operating Revenues	24,041	21,336	12.7%
Cost of Electric Power	(14,591)	(13,501)	8.1%
Operating Costs & Expenses	(4,623)	(3,904)	18.4%
EBIT	4,827	3,931	22.8%
EBITDA	5,366	4,399	22.0%
Financial Income (Expense)	117	158	-26.2%
Income Before Taxes	4,943	4,089	20.9%
NET INCOME	3,264	2,874	13.6%

CPFL MOCOCA
	1Q11	1Q10	Var.
Gross Operating Revenues	21,923	19,646	11.6%
Net Operating Revenues	14,672	13,253	10.7%
Cost of Electric Power	(8,425)	(7,488)	12.5%
Operating Costs & Expenses	(4,327)	(2,834)	52.7%
EBIT	1,919	2,931	-34.5%
EBITDA	2,364	3,287	-28.1%
Financial Income (Expense)	48	78	-38.8%
Income Before Taxes	1,967	3,009	-34.6%
NET INCOME	1,293	2,012	-35.8%

11.7) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	1Q11	1Q10	Var.
Residential	1,913	1,810	5.7%
Industrial	1,173	1,351	-13.2%
Commercial	1,208	1,133	6.6%
Others	888	846	4.9%
Total	5,183	5,142	0.8%

CPFL Piratininga
	1Q11	1Q10	Var.
Residential	883	833	6.0%
Industrial	703	709	-0.8%
Commercial	488	475	2.8%
Others	250	234	6.4%
Total	2,324	2,251	3.2%

RGE
	1Q11	1Q10	Var.
Residential	501	489	2.3%
Industrial	526	594	-11.5%
Commercial	321	306	4.9%
Others	584	520	12.2%
Total	1,931	1,910	1.1%

CPFL Santa Cruz
	1Q11	1Q10	Var.
Residential	75	72	4.1%
Industrial	42	40	6.7%
Commercial	40	38	6.6%
Others	73	70	5.3%
Total	232	220	5.4%

CPFL Jaguari
	1Q11	1Q10	Var.
Residential	19	18	5.5%
Industrial	69	68	0.9%
Commercial	10	9	10.8%
Others	9	9	5.4%
Total	107	104	3.0%

CPFL Mococa
	1Q11	1Q10	Var.
Residential	16	15	8.7%
Industrial	15	16	-1.8%
Commercial	7	7	9.4%
Others	13	13	-2.4%
Total	52	51	2.7%

CPFL Leste Paulista
	1Q11	1Q10	Var.
Residential	22	20	11.8%
Industrial	7	18	-60.0%
Commercial	10	9	7.8%
Others	21	21	1.9%
Total	60	67	-11.1%

CPFL Sul Paulista
	1Q11	1Q10	Var.
Residential	31	27	12.1%
Industrial	29	35	-17.9%
Commercial	13	12	7.8%
Others	22	22	-0.5%
Total	95	97	-2.2%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 12, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.